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SEC Mail Processing Section
DEC 3 0 2008
Washington, DC
105

SECU[illegible] 08032434 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-36788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilliard Farber Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard J. Cotter — 212-363-6878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Richard J. Cotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilliard Farber Securities Corp., as of October 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARC RABINOWITZ
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01RA6011892
QUALIFIED IN KINGS COUNTY
My Commission Expires August 17, 2010

[signature]
Notary Public

[signature]
Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILLIARD FARBER SECURITIES CORP.
45 BROADWAY
NEW YORK, NEW YORK 10006
(212) 797-1980

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2008

Hilliard Farber Securities Corp.
Statement of Financial Condition
October 31, 2008

Assets	
Cash and cash equivalents	$ 1,195,267
Receivable from brokers and dealers	215,761
Receivable from parent	14,600,915
Securities purchased under agreements to resell	3,000,025
Other assets	2,356
Total assets	$ 19,014,324
Liabilities and Stockholder's Equity	
Liabilities	
Payable to brokers and dealers	$ 174,593
Deferred taxes payable	60,000
	234,593
Stockholder's Equity	
Common stock, $1 par value, 10,000 shares authorized, 3,600 shares issued and outstanding	3,600
Additional paid-in capital	2,606,400
Retained earnings	16,169,731
	18,779,731
Total liabilities and stockholder's equity	$ 19,014,324

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Hilliard Farber Securities Corp. (the "Company") was incorporated on August 4, 1978 in New York State as a wholly-owned subsidiary of Hilliard Farber & Co., Inc. ("Parent"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and subject to the Securities Exchange Act of 1934 ("SEC").

The Company is a brokers' broker dealing in the purchase and sale of collateralized mortgage obligations and asset-backed securities.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalent
The Company considers all highly liquid debt instruments purchased with final maturities of three months or less to be cash equivalents.

Resale Agreements
Resale agreements are carried at the amount which the securities will be subsequently resold as specified in the respective agreements. It is the Company's policy to obtain control or take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related receivable on resale agreements, including accrued interest, and requests additional collateral where deemed appropriate.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following at October 31, 2008:

Cash	$ 20,267
Federal funds, overnight loans	1,175,000
	$ 1,195,267

4. Receivable From and Payable to Brokers and Dealers

Balances receivable from, and payable to, brokers and dealers resulting from the Company's normal securities transactions are generally collateralized by those securities.

5. Income Taxes

The Company files a consolidated federal income tax return and combined state and local returns with its Parent. The tax provision is computed as if the Company filed separate returns. The Parent makes all income tax payments directly to the taxing authorities and charges the Company for its share of the expense.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

6. Profit-Sharing Plan and ESOP Plan

The Company participates in the Parent-sponsored defined contribution profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Contributions to the plan are determined at year-end by the Board of Directors. Employees qualify for benefits upon reaching the age of 60. Vesting begins at 20% after one year of service and increases 20% annually to 100% after the fifth year.

The profit-sharing plan provides employees an election to reduce compensation by voluntary contributions to a 401(k) plan.

The Company also participates in a Parent-sponsored Employee Stock Ownership Plan ("ESOP"). Employees are eligible to participate in the ESOP after one year of service and the attainment of twenty-one years of age. The ESOP provides, at the discretion of its Board of Directors, for the Company to make annual contributions up to the maximum amount permitted under the Internal Revenue Code. Management plans to terminate the ESOP and distribute all assets to its participants.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 1/15 of aggregate indebtedness or $100,000. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

The net capital, as defined, and the ratio of aggregate indebtedness to net capital at October 31, 2008, are as follows:

Net capital, as defined	$ 4,170,424
Minimum net capital requirement	100,000
Net capital in excess of minimum requirement	$ 4,070,424
Excess net capital at 1000 percent	$ 4,152,965
Total aggregate indebtedness	$ 174,593
Ratio of aggregate indebtedness to net capital	0.04 to 1

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the clients' abilities to satisfy their obligations to the Company.

The Company does not expect nonperformance by parties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash at banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

9. Related Party Transactions

The balance due from the Parent is non-interest bearing and due on demand.

The Company's Statement of Financial Condition as of October 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

Independent Auditors' Report

To the Board of Directors
Hilliard Farber Securities Corp.

We have audited the accompanying statement of financial condition of Hilliard Farber Securities Corp (the "Company") as of October 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hilliard Farber Securities Corp as of October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
December 22, 2008